edify.ai

AI to eliminate workplace injuries and accidents



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Executive Summary

Using AI to reduce workplace incidents and injuries—which cost the US $161B per year

- Safety is low tech, fragmented competition, high demand
- No aggregation of data
- Proof that Edify reduces incidents and saves money
- Refining and optimizing AI in 2021 to grow aggressively in 2022 - 2023

Overview and Investment Highlights

Edify.ai Safety

Mission

Use AI to reduce injuries and deaths in the workplace

Reduce injuries and deaths in the workplace, which cost US $161B*

Significant savings in medical claims and insurance costs, with average incident costing $41,000*

Phase 1: Digitize paper workflow and utilize previously unavailable data to the benefit of the employer--further saving up to $60 per day per worker.

Phase 2: Value based pricing based on claim reduction, insurance premium savings, and employee efficiency

*OSHA

edify.ai

Lots of paper and lots of LOST data


GX-2009
GX-2009
TWS

The Safety Market in the US


Mechanics
756,000
Energy and utilities
1,600,000
Agriculture
3,600,000
Construction
7,492,000
Mining and Natural
Resources
691,200
Transportation /
Warehousing
5,618,100
Manufacturing
12,839,000

	Potential Users	ARR TAM @ $5/month	ARR TAM @ $10/month
All US companies	**32.5M**	**$2.0B**	**$3.9B**
Employees at US companies with over 500 employees	**12.7M**	**$760M**	**$1.5B**

Globally, not including the US

Developed countries (EU, Australia/NZ, Japan, Canada, etc.) → 38M potential users

Developing countries → 135M potential users

https://data.bls.gov/cew/apps/data_views/data_views.htm#tab=Tables
https://www.wiego.org/informal-economy/occupational-groups/construction-workers

edify.ai

Insurance drives safety at companies

- $56B in workman's comp premiums in the US alone*

Each incident/claim

- $41,000 in medical and administrative costs*
- $151B in total costs per year in the US when accounting for lost productivity*

Companies can increase margin utilizing self-funded insurance and efficient claim management

- Very large construction projects (>$200M) can almost double profit margins with well managed safety and insurance

Key distribution channel will be insurance

- Already working on distribution agreement with one of the insurance brokers in the US

The Safety Market = Insurance

*https://www.ibisworld.com/united-states/market-research-reports/workers-compensation-insurance-industry/
https://www.osha.gov/businesscase

edify.ai

Personalization

How does safety affect me and my loved ones?

Mindset

What am I doing today →Tasks, Hazards, and Controls

Culture

Drive safety culture throughout the entire organization

Engagement is the Key to Improving Safety


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9:41
Construction Corp.
Be Safe Today
Your safety tasks for Mon, July 22, 2019
Why am I safe today?
Today's Announcements
Toolbox Talk
JSA
Acknowledgement
Sign the JSA
BE SAFE TODAY
ACKNOWLEDGE
HAZREC
OBSERVATION
9:41
Acknowledgements
Project Name
Supervisor: Supervisor's Name
Andrew Jones
Project Name:
Location:
Project Type
125 s 3000 w Lehi, UT
Why am I safe today?
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Tasks
Task 1
JSA Task 1
My role for task 1
Task 2
JSA Task 2


Daily usage by every worker
Replaces *existing* paper process
Generate SAFE Grade
FICO Score of Safety
Train neural network to predict risk of incident
Get smarter through deep learning
Artificial Intelligence

Proof Points

IP acquired by Edify and built into Edify's platform

CONFIDENTIAL

edify.ai

$500M Construction Company*

- 2,000 employees
- Over 5 years, reduced annual claims saving $900/employee/year

Top 10 Insurance Company*

- Analyzed 3 years of data
- Proper use of Edify one of largest predictors in reduction in claims

***Details available under NDA**

Customers

CONFIDENTIAL

20 Customers – Tracking to $500,000 Revenue for 2020

Notable Customers

- Top 20 General Contractor
- 5 companies over $2B in revenue
- Fortune 100 company
- A leading mining services provider
- One of the nation's largest home builders

"You better not ever take this from us, because we are NEVER going back to paper."
-Frontline worker at $2B construction company

Why they have chosen Edify over alternatives—and what continues to make us unique:

- Tools to engage every worker
- Using AI to stop incidents
- Clear ROI by digitizing paper processes

Go to Market

Addressable market

Construction
$1.3B

Construction
Mining
Energy
Utilities
Manufacturing
$7.8B

The Insurance Markets

2019 – 2020
$500K
4+ customers

- Prove app with frontline workers
- Get initial contracts
- Acquire data to prove model

2021
$2M ARR
20+ customers

- Time saving app to gather data
- Prove and optimize AI focused on claims reduction
- Recommendation engine
- Prove sales model

2022 - 2023
$13M ARR
100+ customers

- Drive Sales and Marketing
- Value-based pricing
- Expand into industrial safety
- Additional products leveraging data

2023 - 2024
$24M ARR+
Risk Management

- Full value-based pricing (share in claims reduction)
- Reduce claims via granular data and AI
- Expand into other industries
- Additional products for insurance

These projections cannot be guaranteed.

Unique Competencies that We Can Leverage to Create Value to the Customer

Competencies

- Data
- AI
- Customers
- Employee engagement apps
- Daily connection with frontline users
- Activating frontline workers


Property Management
Retail
Mining
Food and hospitality
Military
Communications
Construction
Manufacturing
Warehousing
Utilities
International Markets
Energy
Transportation

How our Competency Sets are Leveraged


Edify
Risk Management
Employee Engagement
Safety and Incidents
Rewards and Recognition
Frontline Worker Activation
Insurance Premiums
Benchmarking

Strategic Growth Partnerships for 2021

edify.ai

Top ten insurance brokerage
- Largest construction broker in US
- 4-year user of Safety Mojo
- Executed agreement

Fortune 100 company
- $7B annual construction spend
- 10 of worlds largest GC's
- 18,000 daily users
- 1st contract signed

Up to 18,000 daily users

Grow existing customer base
- Acquisition closed May 2020
- 23 customers and $2M ARR potential
- Solid data behind product

Up to 10,000 daily users

Top 20 General Contractor
- 10,000+ daily users
- Piloting now
- 1st contract signed

Up to 10,000+ daily users

$10MM+ ARR POTENTIAL

CONFIDENTIAL

Founding Team



CORY LINTON
CEO

- 25 years experience in software, including 9 years at Microsoft
- Most recently COO at School Improvement Network, where he helped grow the company from $2.5 M to over $46M prior to exiting to a strategic buyer
- MBA from Columbia Business School
- 5 patents



BRIAN KENNEDY
CHIEF TECHNICAL OFFICER

- 23 years of development experience, 18 years management and startup experience
- Oversaw the development of multiple AI, machine learning, and Natural Language Processing applications, including several for blue chip clients such as Department of Defense, Department of Energy, the FBI and American Express.
- Deep expertise in the Microsoft stack (client, server, and cloud, LAMP stack, general AI, natural language processing, deep learning, information security, and defense security.



Shahid Chishty
CHIEF FINANCIAL OFFICER

- 30 years experience in business development, finance, investment banking, strategic advisory, private equity, venture capital and investments
- Board Advisor and C-Suite – including 4x CEO – positions, with cutting-edge Silicon Valley startups in AI/ML, AdTech, AgTech, Blockchain, EdTech, BioTech, Robotics, etc.
- Advised private and public corporations on M&A transactions – working on transactions valued in multi-billion dollars, fundraising, capital structuring, and IPOs valued at over $500M and managed $1.5B multi-country Rhein-Main Securitisation group

Safety Advisory Council

CONFIDENTIAL

Details available via NDA

Will be publicly announced in January 2021

***	• Fortune 100 spending $7B+ on construction a year • 20+ years in safety
***	• $2B mining company • 20+ years in safety
***	• $2B aggregate and surface construction company • 10+ years in safety
***	• $2B construction company • 20+ years in safety
***	• Top ten insurance brokerage • 25+ years in safety

Projections

	2019	2020	2021	2022	2023	2024
Revenue	**$ 530,000**	**$ 540,000**	**$ 2,092,957**	**$ 6,308,790**	**$ 13,226,176**	**$ 24,424,862**
Annual Revenue Growth	*0%*	*202%*	*288%*	*201%*	*110%*	*85%*
Product Development	$ 509,850	$ 712,600	$ 848,678	$ 1,613,198	$ 2,880,463	$ 4,583,572
Sales/Marketing	$ -	$ 42,567	$ 427,145	$ 2,271,472	$ 5,731,574	$ 8,638,283
Customer Success	$ -	$ 26,583	$ 228,187	$ 851,420	$ 1,299,987	$ 1,938,992
Management and Finance	$ -	$ 118,239	$ 501,784	$ 937,181	$ 1,174,898	$ 1,207,384
Cell phones, hardware, software	$ -	$ 3,000	$ 20,058	$ 76,367	$ 155,392	$ 207,108
Rent	$ -	$ -	$ -	$ -	$ -	$ -
Total Expenses	**$ 509,850**	**$ 902,989**	**$ 2,025,853**	**$ 5,749,639**	**$ 11,242,314**	**$ 16,575,341**
Net Income on Booked Sales	**$ (330,850)**	**$ (362,989)**	**$ 67,104**	**$ 559,152**	**$ 1,983,862**	**$ 7,849,521**
Net Income Margin	-185%	-67%	3%	9%	15%	32%
Funds Raised		**$ 1,000,000**	**$ -**	**$ -**	**$ -**	**$ -**

- Cash flow positive achieved in July 2020 under this plan; working on alternative plan optimizing growth vs. cash flow
- Under NDA, a detailed breakdown of 2021 and 2022 revenue is available, including specific customer drivers, deals necessary to achieve revenue, and assumptions.

We Succeed When…

Significantly reduce injuries and lives lost in the workplace

Disrupt insurance markets

Redirect large dollars to better purposes

For more information:

Cory Linton
CEO
Edify.ai

801-414-7503

cory.Linton@edify.ai

Appendix


AI to Improve Safety
Data Storage and Retrieval
SMARTVID.IO
edify.ai
INTELEX
safesite
eCompliance
EHS Market
$5.3B
Online safety training
Fragmented Market
KPA
SAFETYSYNC
eSafety TRAINING
SAFETY
SafetySkills
Work Smarter
"After the Fact" Data and Lagging Indicators
• Gather data only after an incident
• Not proactive
Drive Behavioral Change
• Large datasets, before and after
• Personalized

Unique to Edify:

- Focused on AI to reduce claims
- Designed for frontline workers
- Focused on claims reduction, not compliance

Edify.ai Competition

Multiple Distribution Channels for Safety

General Contractor

- Safety is a selling point
- Share with other GCs

Workman's Comp Ins.

- Reduce Claims costs
- Offer reduced rates to clients

Client-Owner

- Large interest in safety
- Largest builders have full-time safety personnel

Sub-Contractor

- Measured on safety by GC
- Part of the RFP process

Product Overview

The Edify.ai Platform

Enterprise platform

- Rapid customization (forms, labels, etc.)
- Highly scalable (built on Azure architecture)
- Highly secure tenant architecture

Designed for every worker

- Rich permissions and roles system
- Workflow can be built into any form
- Offline by default for snappy user experience

Engagement engine

- AI and engagement measures built into every field automatically
- Uses AI, NLP, and proprietary machine learning algorithms

Roadmap

June 2020
Redesigned mobile app

July 2020
Add visits, observations, and incident reports
Add Spanish language capability

Aug. 2020
SAFE Grade v1 driven by statistics

Dec. 2020
Automate Customer Success V1: Implement human-less on-boarding and rollout at projects—key to scale

H1 2021
AI-driven SAFE Grade

H2 2021
AI-driven recommendation engine for individuals, teams, and companies

2022
Integrate data with Workman's Comp for lower premiums

Edify is the ONLY tool every worker uses every day…how do we leverage that?

edify.ai

Safety

- Incident management and root cause analysis
- Insurance integration and data sharing
- Training
- Biometrics integration

Productivity

- Daily reporting per worker
- Manpower profile (LinkedIn of Construction)

Profitability analytics

- Combine productivity data, manpower history, and safety data
- Identify projects early with risk of losing money

Workman's Comp

- Disrupt the current pricing model
- $55B market in the US
- Be built into premiums, or get a premium discount for usage

Additional Value-adds and Upsell Opportunities

edify.ai

INTELEX

ORACLE

Trimble

Alcumus
Safer, Healthier, Stronger

eCompliance

aconex

PROCORE
CLOUD-BASED CONSTRUCTION SOFTWARE

AUTODESK.

Safety Exit Strategy – Lots of Strategic Buyers